Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 11 DATED DECEMBER 8, 2014

TO THE PROSPECTUS DATED APRIL 29, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2014 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 9 dated October 29, 2014 and Supplement No. 10 dated November 21, 2014. Terms used and not otherwise defined in this Supplement No. 11 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

  the status of our public offering; and

  our acquisition of an interest in a hotel property located in Austin, Texas.

Status of Our Public Offering

On October 12, 2012, we commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. As of December 4, 2014, we had accepted investors’ subscriptions for, and issued 7,848,985 shares of our common stock in our follow-on offering, including 173,464 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $76,755,211. As of December 4, 2014, we had accepted investors’ subscriptions for, and issued, 8,975,238 shares of our common stock in our initial public offering and follow-on offering, including 203,046 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $87,721,924.

Our board of directors has elected to extend our follow-on public offering of shares of our common stock, in accordance with the terms established in our prospectus. Our follow-on public offering, which was scheduled to terminate on October 12, 2014, has been extended for up to an additional year. However, we currently expect to terminate our follow-on public offering on January 31, 2015.

Property Acquisition

Acquisition of Property

On November 20, 2014, Moody National Research Austin Holding, LLC, our wholly-owned subsidiary, or Moody Holding, acquired a 138-unit Hilton Garden Inn hotel property located in Austin, Texas commonly known as the Hilton Garden Inn Northwest Arboretum, or the Hilton Garden Inn, from an unaffiliated third party seller for an aggregate purchase price of $29,250,000, excluding acquisition costs and subject to adjustments and prorations as contemplated by the purchase agreement.

We financed the purchase price for the Hilton Garden Inn with (1) proceeds from our ongoing public offering and (2) the proceeds of a mortgage loan secured by the Hilton Garden Inn with an aggregate principal amount of $19,000,000, or the Property Loan, from Wells Fargo Bank National Association, or the Lender. See “Financing” below for an additional discussion of the Property Loan. In connection with the acquisition of the Hilton Garden Inn, our advisor earned an acquisition fee of $438,750 and a debt financing fee of $190,000.

Description of Property

The Hilton Garden Inn is a five-story, 138-room hotel located in Austin's Northwest/Arboretum corridor just off US 183. Built in 2002, the Hilton Garden Inn has been recently enhanced by a comprehensive multi-year capital program renovation. The Hilton Garden Inn’s location along US 183, North Austin's major thoroughfare, places it within a five-mile radius of over 21 million square feet of office space, which is home to tenants such as Apple and Xerox Corporation, and The Domain, one of Austin's largest mixed-use developments. In addition, numerous medical facilities are located south of the Hilton Garden Inn, including the 332-bed St. David's North Austin Medical Center, the adjacent St. David's Women's Center of Texas, and Northwest Surgery Center.

For federal income tax purposes, we estimate that the depreciable basis in the Hilton Garden Inn will be approximately $27,757,000. We depreciate buildings based upon an estimated useful life of 39 years using the straight-line method. For 2014, the Hilton Garden Inn real estate taxes are approximately $327,491 at a rate of approximately 2.38%.

The Hilton Garden Inn faces competition from other hotel properties located in the Austin, Texas market.

Leasing and Management of the Property

Moody Holding leases the Hilton Garden Inn to Moody National Research-Austin MT, LLC, an indirect, wholly-owned subsidiary of our operating partnership, or the Master Tenant, pursuant to an Amended and Restated Master Lease Agreement between Moody Holding and Master Tenant, or the Hotel Lease. The Hotel Lease provides for a ten-year lease term, subject to a one-year extension in the event that the Property Loan is still in effect as of the end of the lease term; provided, however, that Moody Holding may terminate the Hotel Lease upon 45 days prior written notice to the Master Tenant in the event that Moody Holding contracts to sell the Hilton Garden Inn to a non-affiliated entity, effective upon the consummation of such a sale of the Hilton Garden Inn. Pursuant to the Hotel Lease, Master Tenant will pay an annual base rent of $2,750,000 per year for the first five years of the term of the Hotel Lease. The annual base rent paid by Master Tenant will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term. In addition, Master Tenant will pay an annual percentage rent, to the extent that such percentage rent is greater than the base rent due for such period, in an amount equal to (1) a fixed percentage of the Hilton Garden Inn’s gross revenues for the previous year (as set forth in the Hotel Lease), minus (2) the amount of the annual base rent paid for the previous year. The annual percentage rent will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term.

The Master Tenant is party to a Franchise Agreement with Hilton Garden Inns Franchise, LLC, or Hilton, pursuant to which Hilton has granted Master Tenant a limited, non-exclusive license to establish and operate the Hilton Garden Inn using the “Hilton Garden Inn” name and brand and certain other proprietary marks and systems. The Franchise Agreement has a fifteen-year term. Pursuant to the Franchise Agreement, the Master Tenant pays Hilton a monthly program fee equal to 4.3% of the Hilton Garden Inn’s gross room revenues (as defined in the Franchise Agreement) and a monthly royalty fee equal to 5.5% of the Hilton Garden Inn’s gross room revenues.

Moody National Hospitality Management, LLC, our affiliate, or the Property Manager, manages the Hilton Garden Inn pursuant to a Hotel Management Agreement between Property Manager and Master Tenant, or the Management Agreement. Pursuant to the Management Agreement, the Master Tenant pays the Property Manager a monthly base management fee in an amount equal to 3.0% of the Hilton Garden Inn’s gross operating revenues (as defined in the Management Agreement) for the previous month. Each month during the term of the Management Agreement and for one month following the termination of the Management Agreement, the Property Manager will receive a $2,500 fee for providing centralized accounting services, which accounting services fee will be subject to annual increases based upon increases in the consumer price index. In addition, the Property Manager will receive a monthly revenue management services fee of $1,200. The Property Manager will also be eligible to receive additional fees for technical, procurement or other services provided by the Property Manager at the request of the Master Tenant. The Management Agreement has an initial ten-year term, and thereafter will automatically renew for four consecutive five-year terms unless Property Manager or Master Tenant provides written notice of termination at least 180 days prior to the end of the then-current term. Master Tenant may terminate the Management Agreement upon (1) a material breach, default, or noncompliance by Property Manager under the Management Agreement, (2) the operation of the Hilton Garden Inn by the Property Manager in such a manner as to cause Hilton to require the removal of the Property Manager as the operator of the Hilton Garden Inn or to give notice to the Master Tenant of its intent to terminate the Franchise Agreement, or (3) the Property Manager’s bankruptcy, dissolution, insolvency or liquidation or general assignment for the benefit of creditors, subject to cure provisions as described in the Management Agreement. In the event that Master Tenant terminates the Management Agreement for any reason other than Property Manager’s default or bankruptcy, the Master Tenant will pay the Property Manager a termination fee equal to the base management fee estimated to be earned by Property Manager for the remaining term of the Management Agreement, as adjusted for inflation and other factors. Notwithstanding the foregoing, so long as the Property Loan remains outstanding, the Master Tenant may terminate the Management Agreement at any time upon 30 days prior notice with or without cause, and no termination fee will be paid in connection with such termination.

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Financing

In connection with the acquisition of the Hilton Garden Inn, Moody Holding borrowed $19,000,000 from the Lender pursuant to the Property Loan. The Property Loan is evidenced by a promissory note issued pursuant to a Loan Agreement.

The entire unpaid principal balance of the Property Loan and all accrued and unpaid interest thereon and all other amounts due under the Property Loan are due and payable in full on December 11, 2024. Interest on the outstanding principal balance of the Property Loan accrues at a fixed per annum rate equal to 4.53%. In the event that, and so long as, any event of default has occurred and is continuing under the Property Loan, the outstanding principal balance of the Property Loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 9.53%. In addition, in the event that any principal, interest or any other amount due under the Property Loan is not paid when due, Moody Holding will pay upon demand by the Lender a late charge in an amount equal to the lesser of (1) 5.0% of the amount of the overdue payment and (2) the maximum amount payable pursuant to applicable law. Moody Holding may, upon at least 30 days prior written notice to the Lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part) without payment of any penalty or premium on any business day following the date that is three months prior to the maturity date. Any other voluntary prepayment of the Property Loan will be subject to a prepayment penalty calculated in accordance with the Loan Agreement.

The performance of the obligations of Moody Holding under the Property Loan are secured by, among other things, a security interest in the Hilton Garden Inn and other collateral granted to Lender pursuant to a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing.

Pursuant to a Guarantee of Recourse Obligations, we have agreed to irrevocably and unconditionally guarantee the prompt and unconditional payment to the Lender and its successors and assigns of all obligations and liabilities of Moody Holding for which Moody Holding may be personally liable pursuant to the Loan Agreement.

Pursuant to an Environmental Indemnity Agreement, we and Moody Holding, collectively the Indemnitors, have agreed to jointly and severally indemnify and hold harmless the Lender and its officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that the Lender may suffer or incur as a result of, among other things, (1) any presence of any hazardous substances at the Hilton Garden Inn or release of hazardous substances from the Hilton Garden Inn, (2) any activity by the Indemnitors or their respective affiliates or any tenant or occupant of the Hilton Garden Inn in connection with any treatment, storage, release, removal, handling, transfer or transportation to or from the Hilton Garden Inn of any hazardous substances, (3) any non-compliance or violations of any environmental laws or permits in connection with the Hilton Garden Inn or its operations, and (4) any breach by the Indemntitors of any representation, warranty, covenant or other obligation relating to environmental laws or hazardous substances under the Environmental Indemnity Agreement or any other loan document.

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